DD 11/22/13

SECURI ION

13026125

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 29 2013
WASH. D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dart, Papesh & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4572 S. Hagadorn Road, Suite 2-C
(No. and Street)

East Lansing, Michigan 48823-5385
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. Bruce Papesh (517) 333-4333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flegal & Tibbitts, CPAs
(Name – *if individual, state last, first, middle name*)

2750 Old Centre, Suite 150 Portage, Michigan 49024
(Address) (City) (State) (Zip Code)

CHECK ONE:

- XX ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/3/13

OATH OR AFFIRMATION

I, G. Bruce Papesh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dart, Papesh & Company, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA A. BRAZEE
Notary Public, State of Michigan
County of Ingham
My Commission Expires Feb. 26, 2014
Acting in the County of Ingham

G. Bruce Papesh
Signature

President
Title

Teresa A. Brazee 11-12-13
Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DART, PAPESH & COMPANY, INC.
STATEMENT OF BALANCE SHEET
SEPTEMBER 30, 2013

ASSETS				
Cash and cash equivalents	$	364,673		
Accounts receivable		3,469		
Prepaid expenses		5,758		
Prepaid corporate income taxes		1,470		
Property and equipment at cost - net of depreciation		750		
Deferred income tax benefits		750	$	376,870
LIABILITIES				
Accounts payable	$	4,003		
Other current liabilities		11,772		
	$	15,775		
Stockholder's equity				
Common stock - $1 par value- authorized 50,000 shares				
Issued and outstanding 10,000 shares	$	10,000		
Retained earnings		351,095		
	$	361,095	$	376,870

NOTES TO FINANCIAL CONDITION

STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.
Fixed assets are recorded at cost less accumulated depreciation which is computed principally by the double declining balance method.

NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is required to maintain sufficient capital to cover current indebtedness as defined in certain "Net Capital Rules". Specifically, "aggregate indebtedness" shall not exceed fifteen times its "net capital" or a net capital ratio of 15 to 1. At September 30, 2013 the Company's net capital ratio was .05 to 1, substantially better than the required 15 to 1. Required "net capital" is $50,000, while actual computed "net capital" was $345,674.

ANNUAL AUDIT REPORT REQUIREMENT

The Company's most recent annual audit report pursuant to Rule X-17A-5 is available for examination and copying at the Company's office or at the office of Securities and Exchange Commission in Chicago, Illinois.

REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To Dart, Papesh & Company, Inc.

We have examined the financial condition of Dart, Papesh & Company, Inc. as of September 30, 2013. Our examination was made in accordance with auditing standards generally accepted in the United States of America, and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the statement referred to above presents fairly the financial position of Dart, Papesh & Company, Inc. at September 30, 2013 in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis.

Flegal & Tibbitts

Flegal & Tibbitts